October 26, 2005

By Facsimile and U.S. Mail

Joseph L. Johnson III
Goodwin Procter LLP
Exchange Place
Boston, MA 02109

	Re:	GenTek, Inc.
		Schedule TO-T filed by ACP Acquisition, LLC, Abrams
Capital, LLC,
			and Great Hollow Partners, LLC
      Filed October 17, 2005

Dear Mr. Johnson:

	We have the following comments on the above-referenced filing:
Offer to Purchase
1. We note the disclosure that the offer price is at a premium to recent market prices. It appears you should revise the offer to highlight the fact that the transfer restrictions on the warrants, which likely have the effect of depressing the market price, will expire while your offer is open. Please revise or advise.

Introduction, page 6
2. We note the disclaimer in the penultimate paragraph on this page.
While you may provide appropriate qualifying language, you may not disclaim responsibility for disclosure in your filing. Please revise the offer accordingly.

United States Federal Income Tax Consequences, page 13
3. Please eliminate the statements appearing in the first paragraph that the discussion is included "for general information" only.
We
believe this statement may suggest that security holders may not rely on the description of material tax consequences included in the offering document.

Conditions of the Offer, page 22
4. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidders, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, please revise condition (1) to clarify the meaning of events that have "material adverse significance"(emphasis added). Also revise the language in condition
(1) which addresses events with an adverse effect on "the value of the Warrants to us" (emphasis added).
5. Refer to the disclosure at the top of page 23, which relates to the bidders` determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the bidders decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). The bidders may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm the bidders` understanding on a supplemental basis. Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *


Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.


      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Joseph L. Johnson III
October 26, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE